SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT NO. 3)(1)


                              SAMSONITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    79604V105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  BERNARD ATTAL
                               H2 ADVISORS, L.L.C.
                          545 FIFTH AVENUE, SUITE 1108
                               NEW YORK, NY 10017
                                 (212) 808-0081
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   MAY 3, 2002
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 7 Pages)

-----------------------------                           ------------------------
CUSIP No. 79604v105                      13D                        Page 2 of 7
-----------------------------                           ------------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Artemis America Partnership
              IRS Employer Identification No.
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |X|
                                                                    (b)   |_|
--------------------------------------------------------------------------------
   3          SEC USE ONLY
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
              Delaware
--------------------------------------------------------------------------------

  NUMBER OF    7   SOLE VOTING POWER
                   0
   SHARES     ------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY       5,945,189
              ------------------------------------------------------------------
  OWNED BY     9   SOLE DISPOSITIVE POWER
                   0
    EACH      ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
  REPORTING        5,945,189

 PERSON WITH
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,189 shares of Common Stock
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |X|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                           ------------------------
CUSIP No. 79604v105                      13D                        Page 3 of 7
-----------------------------                           ------------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Artemis Finance SNC
              IRS Employer Identification No.
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |X|
                                                                    (b)   |_|
--------------------------------------------------------------------------------
   3          SEC USE ONLY
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
              France
--------------------------------------------------------------------------------

  NUMBER OF    7   SOLE VOTING POWER
                   0
   SHARES     ------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY       5,945,189
              ------------------------------------------------------------------
  OWNED BY     9   SOLE DISPOSITIVE POWER
                   0
    EACH      ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
  REPORTING        5,945,189

 PERSON WITH
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,189 shares of Common Stock
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |X|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                           ------------------------
CUSIP No. 79604v105                      13D                        Page 4 of 7
-----------------------------                           ------------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Artemis S.A.
              IRS Employer Identification No.
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |X|
                                                                    (b)   |_|
--------------------------------------------------------------------------------
   3          SEC USE ONLY
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
              France
--------------------------------------------------------------------------------

  NUMBER OF    7   SOLE VOTING POWER
                   0
   SHARES     ------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY       5,945,189
              ------------------------------------------------------------------
  OWNED BY     9   SOLE DISPOSITIVE POWER
                   0
    EACH      ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
  REPORTING        5,945,189

 PERSON WITH
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,189 shares of Common Stock
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |X|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC, CO
--------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                           ------------------------
CUSIP No. 79604v105                      13D                        Page 5 of 7
-----------------------------                           ------------------------


      This Amendment No. 3 ("Amendment No. 3") to the Schedule 13D originally filed jointly on August 9, 1999, and amended by Amendment No. 1 filed on November 12, 1999 and Amendment No. 2 filed on December 23, 1999, by Artemis America Partnership ("Artemis America"), Artemis Finance SNC ("Artemis Finance") and Artemis S.A. ("Artemis," and together with Artemis America and Artemis Finance, the "Reporting Persons") relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer").


ITEM 4.     PURPOSE OF THE TRANSACTION.

      Item 4 is hereby amended by inserting the following immediately after the last paragraph thereof:

      On May 3, 2002, Artemis delivered a letter (the "Letter") to the board of directors of the Issuer containing a proposal for a deleveraging transaction (the "Proposed Transaction") in which Artemis and other investors would provide new equity capital to the Issuer. The new equity capital would be used to reduce the Issuer's outstanding indebtedness. If the Proposed Transaction were to occur, Artemis and the other investors would acquire a majority of the voting power of the Issuer and the right to appoint a majority of its directors. In addition, the Proposed Transaction, if it were to occur, could relate to or result in one or more of the matters set forth in Sections (a) through (j) of
Item 4 to Schedule 13D, including, without limitation, Sections (a), (d), (e) and (g). The Reporting Persons retain the right to withdraw, amend or modify the proposal. Artemis or its representatives may engage in negotiations with the Issuer's board of directors, or in discussions with other stockholders of the Issuer, concerning the Proposed Transaction or other possible transactions. There can be no assurance that the Proposed Transaction, or any other transaction, will occur.

      The foregoing is qualified in its entirety by reference to the Letter and the accompanying term sheet describing the Proposed Transaction, the full texts of which are attached as Exhibit 6 hereto.

-----------------------------                           ------------------------
CUSIP No. 79604v105                      13D                        Page 6 of 7
-----------------------------                           ------------------------


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 3, 2002



                                 ARTEMIS AMERICA PARTNERSHIP
                                 By:  Artemis S.A., General Partner


                                 By:  /s/ Jean-Francois Palus
                                      ----------------------------
                                      Name:   Jean-Francois Palus
                                      Title:  Director



                                 ARTEMIS FINANCE SNC
                                 By:  Artemis S.A., General Partner


                                 By:  /s/ Jean-Francois Palus
                                      ----------------------------
                                      Name:   Jean-Francois Palus
                                      Title:  Director



                                 ARTEMIS S.A.


                                 By:  /s/ Jean-Francois Palus
                                      ----------------------------
                                      Name:   Jean-Francois Palus
                                      Title:  Director

-----------------------------                           ------------------------
CUSIP No. 79604v105                      13D                        Page 7 of 7
-----------------------------                           ------------------------


                                  EXHIBIT INDEX


 Exhibit 6 Letter, dated as of May 3, 2002, from Artemis S.A. to the Board of Directors of Samsonite Corporation.